Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2695	gsellers@stblaw.com
July 11, 2011
Re:	ITT DCO, Inc. Registration Statement on Form 10
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549
Ladies and Gentlemen:
     On behalf of ITT DCO, Inc., an Indiana corporation (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T, a Registration Statement on Form 10 relating to the registration of the Company’s common stock in connection with the previously announced plan for ITT Corporation to separate into three independent, publicly traded companies.
     Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2695; fax: 212-455-2502).

Very truly yours,
/s/ Gary L. Sellers
Gary L. Sellers